SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Resolute Energy Corporation

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

76116A306

(CUSIP Number)

Benjamin Dell

KEMC Fund IV GP, LLC

c/o Kimmeridge Energy Management Company, LLC

400 Madison Avenue

New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(with copies to)

Mark A. Vandehaar

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

June 4, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76116A306	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON KEMC Fund IV GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,582,052 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	1,582,052 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,582,052 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.  Security and the Issuer.

This Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Resolute Energy Corporation, a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the Issuer’s principal executive offices is 1700 Lincoln Street, Suite 2800, Denver, Colorado 80203.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of KEMC Fund IV GP, LLC (the “Reporting Person”), a Delaware limited liability company, which is the general partner of each of Kimmeridge Energy Exploration Fund IV, LP (“KEEP IV”), Kimmeridge Energy Net Profits Interest Fund IV, LP (“KENP IV”) and Kimmeridge Energy (Public) Fund IV Co-Invest, LP (“KEPF IV”) and together with KEEP IV and KENP IV, the “Kimmeridge Funds”), with respect to shares of Common Stock indirectly beneficially owned by virtue of such position.

Attached as Schedule I to Item 2 is information concerning the officers and managers of the Reporting Person as required pursuant to Item 2 and General Instruction C to Schedule 13D. The Reporting Person is managed by a board of managers consisting of three persons (each such manager, a “Kimmeridge Principal, and collectively, the “Kimmeridge Principals”).

(b)-(c) The address of the principal business and principal office of the Reporting Person, its officers and the Kimmeridge Principals is 400 Madison Avenue, Suite 14C, New York, New York 10017. The principal business of the Reporting Person is to serve as the general partner of each of the Kimmeridge Funds. The principal business of each of the officers of the Reporting Person is listed in Schedule I hereto. The principal business of the Kimmeridge Principals is to manage the business of the Reporting Person.

(d)-(e) Neither the Reporting Person, nor, to the best of its knowledge, any of its managers (including the Kimmeridge Principals), executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Reporting Person, nor, to the best of its knowledge, any of its managers (including the Kimmeridge Principals), executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Benjamin Dell and Noam Lockshin are citizens of the United States. Neil McMahon is a citizen of the United Kingdom. K. Henry Maksani is a citizen of the Netherlands.

Item 3. Source and Amount of Funds or Other Consideration.

The 1,582,052 shares of Common Stock beneficially owned by the Reporting Person (the “Shares”) were purchased by the Kimmeridge Funds using the working capital of the Kimmeridge Funds. The total purchase price for the Shares reported herein was approximately $46,231,231.04.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Shares over which it exercises beneficial ownership on behalf of the Kimmeridge Funds in the belief that the Shares are undervalued and are an attractive investment.

The Reporting Person is broadly supportive of the Issuer’s agreement with Monarch Alternative Capital LP regarding the review of potential strategic alternatives. The Kimmeridge Principals have consistently expressed to the Issuer’s management that they believe the Issuer is subscale and that the Issuer should pursue strategic alternatives, including a potential merger with a similarly positioned oil and gas company, a sale of the Issuer or take private transaction.

The Reporting Person and the Kimmeridge Principals intend to review the Kimmeridge Funds’ investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors and management, price levels of the Common Stock, other investment opportunities available to them, conditions in the securities market and general economic and industry conditions, take such actions with respect to such investments in the Issuer as they deem appropriate. These actions may include, without limitation: (i) acquiring additional Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into Common Stock, or are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, the Reporting Person beneficially owns shares of Common Stock in such numbers as set forth on the cover page of this Schedule 13D. The total number of shares the Reporting Person beneficially owns represents the percentages as set forth on the cover page to this Schedule 13D of the Common Stock outstanding. The percentages used in this Schedule 13D are calculated based upon the 23,165,980 shares of Common Stock outstanding as of May 7, 2018, as reported in the Issuer’s Annual Proxy Statement filed with the Securities and Exchange Commission on May 18, 2018.

(b) The Reporting Person shares voting and dispositive power over 1,582,052 shares of Common Stock. The Reporting Person shares voting and dispositive power over 1,101,200 shares of Common Stock with KEEP IV, KENP IV and Kimmeridge Holdings, LLC (“Kimmeridge Holdings”). The Reporting Person shares voting and dispositive power over 480,852 shares of Common Stock with KEPF IV and Kimmeridge Madison, LLC (“Kimmeridge Madison”, and together with Kimmeridge Holdings and the Kimmeridge Funds, the “Kimmeridge Group”). The principal business address of the Kimmeridge Group is 400 Madison Avenue, New York, New York 10017. The principal business of the Reporting Person is to serve as the general partner of the Kimmeridge Funds. The principal business of the Kimmeridge Group is to serve as private investment funds. None of the members of the Kimmeridge Group, nor, to the best of their knowledge, any of their directors, managers, executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Schedule II hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Person during the past sixty (60) days. All such transactions were effected in the open market, and per share prices include any commissions paid in connection with such transactions.

(d) Other than the members of the Kimmeridge Group, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2018	KEMC FUND IV GP, LLC

	By:	/s/ Benjamin Dell
Name: Benjamin Dell
Title: Chief Executive Officer

Schedule I

Managers of KEMC Fund IV GP, LLC:

1.	Benjamin Dell

2.	Henry Maksani

3.	Neil McMahon

4.	Noam Lockshin

Officers of KEMC Fund IV GP, LLC:

Name	Title
Benjamin Dell	Chief Executive Officer

Schedule II

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by the Reporting Person during the past sixty days, inclusive of any transactions effected through 9:30 a.m., New York City time, on June 14, 2018. The price per Share is the weighted average price of each purchase (or sale) on the relevant date and the actual range of prices on each date were within one dollar. Upon request by the SEC staff, the Reporting Person will provide information regarding the number of Shares purchased or sold at each separate price.

Date	Number of Shares Purchased (Sold)	Price per Share ($)
5/8/2018	26,000	29.79597
6/4/2018	200,000	29.75139
6/5/2018	82,045	29.88673
6/5/2018	122,307	29.13752
6/6/2018	50,400	29.83948